Exhibit 4.14

8th Flr., 505 - 2nd Street SW

Calgary AB T2P 1N8

Canada

June 5, 2006

Ms. Carol E. Cotton

Senior Vice President and CFO

Millar Western Forest Products Ltd.

Bag Service 2200

Edmonton, AB T5J 4W2

Dear Ms Cotton:

We refer to the correspondence dated June 29, 2001 a copy of which is attached as Schedule “A” to this letter (the “June 29, 2001 Letter Agreement”) between EPCOR PPA Management Inc. (“EPCOR”) and Millar Western Forest Products Ltd. (“Millar Western”). In the June 29, 2001 Letter Agreement which remains in full force and effect, Millar Western is to maintain a value of future PPA revenues of $15 million based on EPCOR’s pool price forecasts as set out therein, with such amount to be reducing on a straight line basis over the term of the PPA (the “Value Amount”). Currently the Value Amount is $11.3 million.

As you know, EPCOR Merchant and Capital L.P. (“EMCLP”) and Millar Western have entered into the PPI Swap and Purchase Agreement made as of May 19, 2006 between Millar Western and EMCLP providing for (i) the assignment by Millar Western of its Participant Power Interest (as defined in the Battle River Power Syndicate Agreement (the “BR PSA”)) under the BR PSA as represented by a Capacity Commitment of 38.62470856 MW to EMCLP in exchange for an assignment from EMCLP of a Participant Power Interest (as defined in the Sundance Power Syndicate Agreement (the “SD PSA”)) under the SD PSA as represented by a Capacity Commitment of 24.09756097 MW, and (ii) the sale and assignment by EMCLP to Millar Western of a Participant Power Interest (as defined in the SD PSA) under the SD PSA as represented by a Capacity Commitment of 14.52714759 MW (the “EMCLP/Millar Western Power Swap and Purchase Transactions”).

As a result of Millar Western’s acquisition of the additional 14.52714759 MW of Sundance Capacity Commitment (the “Extension Volume”), pursuant to the sale and assignment referenced above, an additional amount of $2.6 million needs to be added to the $15 million Value Amount (now reduced to $11.3 million). With the addition of this $2.6 million amount, the Value Amount contained in the June 29, 2001 Letter Agreement shall now be amended to read $13.9 million, which will decline on a straight line basis over the remaining life of the PPA.

In order to assist Millar Western in its acquisition of the Extension Volume, EMCLP and Millar Western intend to enter into the Loan Agreement made as of June 5, 2006 whereby EMCLP may make a loan to Millar Western on the terms and conditions set out therein (the “SD Extension Loan Agreement”).

In addition, EMCLP and Millar Western intend to enter into the Tax Agreement made as of June 5, 2006 between EMCLP and Millar Western (the “Tax Agreement”) whereby EMCLP may make a loan to Millar Western on the terms and conditions set out in the Tax Loan Agreement, the form of which is attached to the Tax Agreement (the “Tax Loan Agreement”).

The SD Extension Loan Agreement and the Tax Loan Agreement are hereinafter collectively referred to as the “Loan Agreements”.

Millar Western agrees that in determining the margin amount under the June 29, 2001 Letter Agreement, the aggregate amount outstanding to EMCLP under the Loan Agreements from time to time (the “Loan Amounts”) shall be added to the Value Amount, such that should the estimated discounted future net cash flow to Millar Western under the SD PSA deteriorate below the Value Amount plus the Loan Amounts, at the time of any such determination by EPCOR, Millar Western will be required to establish in favour of EMCLP, for the benefit of EMCLP and EPCOR, a Letter of Credit (the “Margin L/C” as referenced in the June 29, 2001 Letter Agreement) sufficient to maintain a value which is equal to or greater than the Value Amount plus the Loan Amounts. The Margin L/C shall secure the repayment and satisfaction of Millar Western’s obligations to EMCLP under the Loan Agreements, and Millar Western’s obligations to EPCOR under the SD PSA. Any amounts drawn on any Margin L/C may be applied to the indebtedness secured thereby by the respective beneficiaries as they may determine.

The methodology which will be utilized to determine the value of the discounted future net cash flow to Millar Western based on its volumes in the SD PSA is described in Schedule “B” attached hereto.

The foregoing amendments to the June 29, 2001 Letter Agreement will be conditional upon and subject to the closing of the EMCLP/Millar Western Swap and Purchase Transactions and the entering into of the SD Extension Loan Agreement.

Except as modified in this letter and Schedule “B” attached hereto, all other provisions contained in the June 29, 2001 Letter Agreement remain the same and are unamended.

If you are in agreement with the foregoing, please sign and return the duplicate enclosed copy of this letter.

Yours truly,

EPCOR MERCHANT AND CAPITAL LP		EPCOR PPA MANAGEMENT INC.

Per:	/s/ Jim Oosterbaan	Per:	/s/ Jim Oosterbaan

Acknowledged and Agreed this 5th day of June, 2006

MILLAR WESTERN FOREST PRODUCTS LTD.

By:
Name:	H. MacKenzie Millar
Title:	President and Chief Executive Officer

By:
Name:	Carol E. Cotton
Title:	Senior Vice President and Chief Financial Officer

The SD Extension Loan Agreement and the Tax Loan Agreement are hereinafter collectively referred to as the “Loan Agreements”.

Millar Western agrees that in determining the margin amount under the June 29, 2001 Letter Agreement, the aggregate amount outstanding to EMCLP under the Loan Agreements from time to time (the “Loan Amounts”) shall be added to the Value Amount, such that should the estimated discounted future net cash flow to Millar Western under the SD PSA deteriorate below the Value Amount plus the Loan Amounts, at the time of any such determination by EPCOR, Millar Western will be required to establish in favour of EMCLP, for the benefit of EMCLP and EPCOR, a Letter of Credit (the “Margin L/C” as referenced in the June 29, 2001 Letter Agreement) sufficient to maintain a value which is equal to or greater than the Value Amount plus the Loan Amounts. The Margin L/C shall secure the repayment and satisfaction of Millar Western’s obligations to EMCLP under the Loan Agreements, and Millar Western’s obligations to EPCOR under the SD PSA. Any amounts drawn on any Margin L/C may be applied to the indebtedness secured thereby by the respective beneficiaries as they may determine.

The methodology which will be utilized to determine the value of the discounted future net cash flow to Millar Western based on its volumes in the SD PSA is described in Schedule “B” attached hereto.

The foregoing amendments to the June 29, 2001 Letter Agreement will be conditional upon and subject to the closing of the EMCLP/Millar Western Swap and Purchase Transactions and the entering into of the SD Extension Loan Agreement.

Except as modified in this letter and Schedule “B” attached hereto, all other provisions contained in the June 29, 2001 Letter Agreement remain the same and are unamended.

If you are in agreement with the foregoing, please sign and return the duplicate enclosed copy of this letter.

Yours truly,

EPCOR MERCHANT AND CAPITAL LP	EPCOR PPA MANAGEMENT INC.

Per:	Per:

Acknowledged and Agreed this 5th day of June, 2006

MILLAR WESTERN FOREST PRODUCTS LTD.

By:	/s/ H. MacKenzie Millar
Name:	H. MacKenzie Millar
Title:	President and Chief Executive Officer

By:	/s/ Carol E. Cotton
Name:	Carol E. Cotton
Title:	Senior Vice President and Chief Financial Officer

Schedule A

June 29, 2001

10065 Jasper Avenue Edmonton, Alberta T5J 3B1 Canada	Millar Western Forest Products Ltd. Bag Service 2200 Edmonton Alberta T5J 4W2

Attention: Ms. Carol E. Cotton, Senior Vice President & CFO

Re: Power Syndicate Agreement – Prudential Requirements

Dear Sirs;

We refer to the Power Syndicate Agreement dated as of January 1, 2001 between EPCOR PPA Management Inc. (EPCOR), Slave Lake Pulp Partnership, Millar Western Forest Products Ltd. (Millar Western), Dow Chemical Canada Inc., and ANC Power Company. As a condition of becoming a Participant under this agreement, EPCOR has established Prudential Requirements for Millar Western as follows:

As the PPA(s) represent long term obligations, the value of which can vary substantially over time, a suitable measure has been developed to mark-to- market the value of Millar Western’s share of future PPA revenues net of Millar Western’s share of the corresponding future obligations to plant owners for the remaining terms of the PPAs purchased, (ie. estimated discounted future net cash flow). For this purpose, the value of the future PPA revenues for such calculation will be based on EPCOR’s pool price forecast at the time of the calculation, until such time as a forward market for pool prices becomes established or an appropriate independent pool price forecast is available. Should this estimated discounted future net cash flow deteriorate below $15 million, Millar Western will be required to establish in favour of EPCOR a letter of credit (the “Margin L/C”) sufficient to maintain a $15 million value. This amount will be reduced on a straight line basis over the term of the PPA. At either party’s request, the calculation will be done quarterly and if Millar Western is not satisfied with the EPCOR pool price, they could obtain their own and take the issue to binding arbitration.

As primary obligor under the PPA, EPCOR needs this additional security to ensure that Millar Western’s share of the ongoing obligations to plant owners will continue to be met.
10065 Jasper Avenue Edmonton, Alberta T5J 3B1 Canada

Sincerely,

EPCOR Utilities Inc.,

/s/ Brian Vaasjo
Brian Vaasjo
Executive Vice President and Chief Financial Officer

Agreed:

Millar Western Forest Products Ltd.

/s/ Carol E. Cotton

Schedule B

Methodology of Calculating Value of Discounted Future Net Cash Flow

Overview

Purpose of this Schedule is to generally outline the method of calculating the value of discounted future net cash flows from the SD PSA, for purposes as outlined in the body of the Letter Agreement.

Definitions and individual elements of Revenues and Costs in this Schedule are as used by the parties for day-to-day financial accounting, budgeting and forecasting purposes. The same individual elements of Revenues and Costs may have a different definitional grouping in the SD PSA.

Revenues

Revenues for the applicable periods shall equal the Pool Price (in $/MWh) times MWh Generation.

Pool Price shall be based on EMCLP’s pool price forecast for all applicable periods at the time of the valuation calculation, acting reasonably.

The MWh Generation shall equal the applicable Capacity Commitment under the SD PSA times the Target Availability for the applicable periods as per the SD PPA times the number of hours for the applicable periods.

The letter agreement dated July 24, 2000, and the updated letter agreement dated June 29, 2001 as per Schedule A, both contemplate the use of EMCLP’s pool price forecast (“EMCLP Forecast”), in the absence of an established forward market or the availability of an appropriate independent pool price forecast. Both letter agreements also contemplate that if Millar Western is not in agreement with EMCLP’s pool price forecast, it may propose an alternate pool price forecast (“Alternate Forecast”).

The Alternate Forecast will be based on a forecast provided by a leading marketer or dealer in the Alberta electricity market that is independent of and impartial between EMCLP and Millar Western.

In the event that EMCLP and Millar Western do not agree on either the EMCLP Forecast or the Alternate Forecast, and are unable to negotiate a forecast, acting reasonably, then the parties can take the matter to the binding arbitration process as contemplated in the original letter agreements referenced above. The parties agree that this binding arbitration process shall be the dispute resolution processes contemplated in Sections 2.5(6) and 2.5(7) of the PPI Swap and Purchase Agreement made as of May 19, 2006 between Millar Western and EMCLP

Costs

Costs for the applicable periods shall be based on EMCLP’s budget for the current year, and its latest long-term forecast for subsequent years, acting reasonably.

Costs generally include but are not limited to the following:

•	Capacity Payments

•	Energy Payments

•	Fixed and Variable Transmission Payments

•	Wholesale Brokerage

•	Other costs, including but not limited to Change in Law (non-environmental), Take or Pay Fuel Costs, etc.

•	Environmental Change in Law Costs, including but not limited to C02 emissions, mercury removal, NOX, S02, etc.

•

Spot versus Rolling Average Costs, defined as costs incurred due to basis differentials between Rolling Average Prices and Pool Prices, during Incentive and Penalty periods, as contemplated by the SD PPA

•	Allowance for potential Force Majeures

Costs shall be reduced by the following:

•	Excess Energy Payments or Increased Capacity Payments

•	Ancillary Services Revenues

To the extent any of the Costs above are determined or defined on a per MWh basis, the resulting dollar costs will be calculated consistently with the MWh Generation used to calculate Revenues as per above.

EBITDA (Earnings before Interest. Taxes. Depreciation and Amortization)

EBITDA shall be used as the measure of “future net cash flows” as contemplated in the letter agreement. EBIDTA shall equal Revenues less Costs, both as defined above.

Discounted Future Net Cash Flows

The “Discounted Future Net Cash Flows” shall be determined as the net present value of future EBITDA, as defined above.

The net present value shall be calculated using the “XNPV” formula as per Excel (or a reasonable equivalent formula that calculates the net present values of cash flows that may not occur on consistent periodic dates), applied as follows:

•	Discount Rate as determined below

•	EBITDA cash flows as determined above.

•	Timing of EBITDA cash flows shall be determined as:

•

First time period for the XNPV formula is the date to which the future cash flows are being discounted to (“Valuation Date”). This shall be the first date that the forecast EBITDA cash flows commence (for example, Valuation Date is April 1 if the forecast cash flows are for the period April 1 and subsequent).

•	For all subsequent time periods in the XNPV formula, the EBITDA cash flows shall be deemed to be earned at the mid-point of each subsequent time period.

The Discount Rate used shall be a Weighted Average Cost of Capital (WACC), appropriate for a purchase/sale by EMCLP of a SD PSA Interest, determined by EMCLP acting reasonably. The WACC calculation shall reflect:

•	A Capital Structure containing appropriate components of both Equity and Debt.

•

An After-Tax Return on Equity, determined with reference to yields at the time of Long-Term Government of Canada bonds with a maturity approximating the remaining term of the PSA, plus an appropriate Equity Risk Premium.

•	The Capital Structure and Equity Risk Premium shall consider the business risks and investment risks associated with a SD PSA Interest at the time.

•

An After-Tax Return on Debt, determined with reference to yields at the time of long- term Government of Canada bonds with a maturity approximating the remaining term of the PSA, plus an appropriate Debt Risk Premium based on EPCOR’s credit rating at the time, tax-effected by the tax rate in effect at the time.

If Millar Western does not agree with EMCLP’s WACC rate, it may propose an “Alternate WACC” rate with supporting detail rationale and back-up information as requested by EMCLP.

If both parties are unable to agree on EMCLP’s WACC rate or the Alternate WACC rate, and the parties are unable to negotiate a WACC rate, acting reasonably, then the parties can take the matter the dispute resolution processes contemplated in Sections 2.5(6) and 2.5(7) of the PPI Swap and Purchase Agreement made as of May 19, 2006 between Millar Western and EMCLP.